Exhibit 99.1

Green Circle Decarbonize Technology Limited Issues Statement Regarding Unusual Market Activity

Hong Kong, October 26, 2026 – Green Circle Decarbonize Technology Limited (the “Company”) (NYSE American: GCDT), a Cayman Islands holding company that, through its Hong Kong subsidiary, Boca International Limited, develops and manufactures Phase Change Material (PCM-TES) storage systems designed for cooling and heating applications, today announced that NYSE American had contacted the Company regarding recent trading activity in the Company’s ordinary shares.

Although it is the Company’s policy not to comment on unusual market activity or market speculation, in response to NYSE American’s inquiry, the Company confirms that, following appropriate inquiry, it is not aware of any material undisclosed developments relating to its business or operations that would account for the recent trading activity in its ordinary shares.

From time to time, the Company evaluates potential strategic initiatives and financing opportunities in the ordinary course of business. The Company does not comment on market speculation regarding potential transactions, and there can be no assurance that any potential transaction will be pursued or completed. The Company does not intend to comment further on this matter unless disclosure is required under applicable securities laws or NYSE American rules.

The Company will continue to monitor trading activity in its securities and will disclose material information as required by applicable securities laws and NYSE American rules.

About Green Circle Decarbonize Technology Limited

Green Circle Decarbonize Technology Limited is a Cayman Islands holding company operating through its Hong Kong subsidiary, Boca International Limited. The Company is a provider of advanced energy saving solutions supported by proprietary phase change thermal energy storage materials and thermal engineering services.

Forward-Looking Statements

Certain statements in this press release constitute forward-looking statements within the meaning of applicable securities laws. These statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections regarding future events that may affect its financial condition, results of operations, business strategy and financial needs. Forward-looking statements may be identified by words such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “propose,” “seek,” “should,” “will” and “would,” or similar expressions. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied. Investors should review the risk factors and other disclosures included in the Company’s registration statements and other filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances or changes in its expectations, except as required by applicable law.

For more information, please contact:

Green Circle Decarbonize Technology Limited

Chief Financial Officer

Email: louis.leung@vbg.com.hk